SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                        SCHEDULE 13D/A4 (Amendment No. 4)
                    Under the Securities Exchange Act of 1934

                               GlycoGenesys, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    37989P10
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                                 (CUSIP Number)

                                William F. Daniel
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Place
                                Dublin 2, Ireland
                                (353) 1-709-4000


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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 7, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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





CUSIP No.  37989P10
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      (1) NAME OF REPORTING PERSONS

                  Elan Corporation, plc
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
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      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions) (a) [ ]
                  (b)  [  ]

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      (3) SEC USE ONLY


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      (4)         SOURCE OF FUNDS (See Instructions)
                  WC, OO

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      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [  ]
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      (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  Ireland
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   Number of      (7)    SOLE VOTING POWER
     Shares              0
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               11,093,470
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             0
                   -------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         11,093,470
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      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  11,093,470
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      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)  [  ]
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      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  15.5%
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      (14)        TYPE OF REPORTING PERSON (See Instructions) CO
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



--------------------------------------------------------------------------------
CUSIP No.  37989P10
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      (1)         NAME OF REPORTING PERSONS Elan International Services, Ltd.
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
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      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions) (a) [ ]
                  (b)  [  ]
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      (3)         SEC USE ONLY
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      (4)         SOURCE OF FUNDS (See Instructions)
                  WC, OO
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      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [  ]
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      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda
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   Number of      (7)    SOLE VOTING POWER
     Shares              0
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               11,093,470
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             0
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         11,093,470
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      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  11,093,470
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      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)  [  ]
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      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  15.5%
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      (14)        TYPE OF REPORTING PERSON (See Instructions) CO
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                                  Page 3 of 5

Item 1.  Security and Issuer.

     Item 1 of Schedule 13D is hereby amended and restated in its entirety as follows:

     This Amendment No. 4 amends Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 22, 2004, as amended by
Schedule 13D/A1 filed with the Commission on February 3, 2004, Schedule 13D/A2 filed with the Commission on February 20, 2004 and Schedule 13D/A3 filed with the Commission on March 16, 2004 (as so amended, the "Schedule 13D"), by Elan Corporation, plc, an Irish public limited company ("Elan"), and its direct wholly-owned subsidiary, Elan International Services, Ltd., a Bermuda exempted limited liability company ("EIS"), with respect to the common stock, $0.01 par value (the "Common Stock"), of GlycoGenesys, Inc. (the "Issuer"), a Nevada corporation whose principal offices are located at Park Square Building, 31 St. James Avenue, 8th Floor, Boston, Massachusetts 02116.

Item 5.  Interest in Securities of Issuer.

     Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of December 9, 2004, Elan (indirectly) and EIS (directly) each beneficially own 11,093,470 shares of Common Stock, representing 15.5% of the outstanding shares of Common Stock (based on 60,504,577 shares of Common Stock outstanding on November 16, 2004, as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 2004, plus 11,093,470 shares issuable upon exercise or conversion of the Warrants, the Series A Preferred Stock, and the Series B Preferred Stock, including 639,227 shares issuable upon conversion of accrued but unpaid dividends on the Series B Preferred Stock as of December 9,
2004).

     (b) As of December 9, 2004, each of Elan and EIS has the shared voting and dispositive power over 11,093,470 shares of Common Stock. Neither Elan nor EIS has sole voting or dispositive power over shares of Common Stock.

     (c) On December 7, 2004, EIS sold an aggregate of 1,116,790 shares of Common Stock in open market transactions at the following prices:

          Number of Shares                      Price

              211,300                           $0.55
              905,490                           $0.50


     (d) Not applicable.

     (e) Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 9, 2004



                             ELAN CORPORATION, PLC



                             By:  /s/ William Daniel
                                  ----------------------------------------------
                                  Name:   William Daniel
                                  Title:  EVP and Company Secretary
Dated:  December 9, 2004



                             ELAN INTERNATIONAL SERVICES, LTD.



                             By:  /s/ Kevin Insley
                                  ----------------------------------------------
                                  Name:   Kevin Insley
                                  Title:  President and Chief Financial Officer




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